200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

January 23, 2015

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON RARE METALS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 23, 2015 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Shareholders

2	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3	Notice of Meeting and Information Circular - Registered Shareholders and the NOBOs Requesting Full Packages

4	President's Letter - Registered Shareholders and the NOBOs Requesting Full Packages

5	Proxy Return Envelope

Yours truly,
TMX Equity Transfer Services

''Lori Winchester''
Senior Relationship Manager
Lori.Winchester@tmx.com